Exhibit 99.5

THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT ONLY:

(A) TO THE COMPANY, ITS PARENT OR ANY SUBSIDIARY THEREOF;

(B) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT;

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT;

(D) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT,

BEFORE THE REGISTRATION OF ANY SALE OR TRANSFER IN ACCORDANCE WITH (C), (D) OR (E) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATES OR OTHER DOCUMENTATION OR EVIDENCE AS THEY MAY REASONABLY REQUIRE IN ORDER TO DETERMINE THAT THE PROPOSED SALE OR TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THIS WARRANT HAS NOT BEEN AND WILL NOT BE LODGED OR REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. ACCORDINGLY, THIS WARRANT AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THIS WARRANT MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THIS WARRANT BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SECURITIES AND FUTURES ACT 2001 OF SINGAPORE (THE “SFA”), (II) TO A RELEVANT PERSON PURSUANT TO SECTION 275(1), OR ANY PERSON PURSUANT TO SECTION 275(1A), AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA, OR (III) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA, IN EACH CASE SUBJECT TO COMPLIANCE WITH THE CONDITIONS SET FORTH IN THE SFA, INCLUDING APPLICABLE RESALE OR TRANSFER RESTRICTIONS UNDER THE SFA.

Date of Issuance: June 20, 2024	Warrant Number: 1

Warrant to Purchase ORDINARY SHARES

of

MAXEON SOLAR TECHNOLOGIES, LTD.

THIS CERTIFIES that Zhonghuan Singapore Investment and Development Pte. Ltd. (and together with its Affiliates, “TZE”) or any transferee, assignee or other subsequent holder hereof (“Holder”) has the right to purchase from Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), from time to time, that certain number of Ordinary Shares in an amount determined pursuant to the terms hereof, subject to adjustment as provided herein, at a price equal to the Exercise Price (as defined in Section 3 below), at any time during the Term (as defined below).

The Holder agrees with the Company that this Warrant to Purchase Ordinary Shares of the Company (this “Warrant” or this “Agreement”) is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

1.	Date of Issuance and Term.

This Warrant shall be deemed to be issued on the date set forth above (“Date of Issuance”). The term of this Warrant begins on the Date of Issuance and ends at the Termination Time (the “Term”). This Warrant was issued in conjunction with that certain Securities Purchase Agreement, between the Company and Zhonghuan Singapore Investment and Development Pte. Ltd. (in such capacity, the “Investor”) (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “SPA”), and the Amended and Restated Registration Rights Agreement (as may be further amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “A&R Registration Rights Agreement”) by and between the Company and the Holder, each dated as of June 20, 2024.

For purposes hereof:

“2025 Notes” means the Company’s 6.50% Green Convertible Senior Notes due 2025.

“A&R Option Agreement” means that certain amended and restated option agreement, dated May 30, 2024, by and between the Company and TZE.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144.

“Business Day” means any day, other than a Saturday, Sunday or other day on which commercial banks in the City of New York or Singapore are authorized or required by law to remain closed.

“Commission” means the U.S. Securities and Exchange Commission.

“Exercisability Event” means, the occurrence of any of the following,

(A) one or more holders of Second Lien Notes have effected a conversion (other than the Optional Exchange set out in clause (B) hereto) of all or a portion of the Second Lien Notes into Ordinary Shares in accordance with the terms of the Second Lien Notes Indenture (a “Conversion Event,” and the Ordinary Shares issued in such Conversion Event, the “Conversion Shares”); or

(B) the Company has exercised its option with respect to the Optional Exchange (as defined in the Second Lien Notes Indenture) of the Tranche A Second Lien Notes, by delivering a written notice to the holders of the Tranche A Second Lien Notes in accordance with the terms of the Second Lien Notes Indenture (the “Optional Exchange Event,” and the Ordinary Shares issuable in the Optional Exchange Event, the “Optional Exchange Shares”);

Upon the occurrence of any Exercisability Event, the Company shall deliver written notice to the Holder (such notice, the “Exercisability Notice”), setting forth (1) the occurrence of the Exercisability Event, (2) the number of the Conversion Shares or the Optional Exchange Shares, as the case may be, issued or to be issued upon such Exercisability Event and (3) the applicable Relevant Ordinary Shares that may be purchased by the Holder as a result of such Exercisability Event, as soon as practicable (and in any event within three (3) Business Days) after the occurrence of a Conversion Event or the Optional Exchange Event, as the case may be.

For the avoidance of doubt, the Exercisability Notice, absent manifest error, shall be final and binding on the Company and the Holder.

“Forward Purchase Agreement” means a forward purchase agreement, dated as of June 14, 2024,between the Company and Zhonghuan Singapore Investment and Development Pte. Ltd. (in such capacity, the “Forward Purchaser”), pursuant to which the Company agrees to sell and the Forward Purchaser agrees to purchase certain Ordinary Shares (the “FPA Shares”) for an aggregate purchase price of $100,000,000 (as such amount may be reduced to avoid the issuance of fractional shares), subject to the terms and conditions therein (the “Forward Purchase Investment”). The closing of the issuance, sale and purchase of the FPA Shares pursuant to the terms and conditions of the Forward Purchase Agreement is hereinafter referred to as “Forward Purchase Closing.”

“Fundamental Transaction” means the consummation of:

(A) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any Person, other than solely to one or more of the Company’s wholly owned subsidiaries; or

(B) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) (other than changes solely resulting from a subdivision or combination of the Ordinary Shares or solely a change in the par value or nominal value of the Ordinary Shares) all of the Ordinary Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property.

“HSR Approval” means the expiration or termination of all waiting periods (and all extensions thereof) in connection with the exercise of this Warrant under the HSR Act.

“Ordinary Shares” means ordinary shares of the Company, of no par value.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

“Relevant Ordinary Shares” means, at any time, the number of Ordinary Shares issuable under this Warrant upon the occurrence of any Exercisability Event that will result in TZE owning 23.53 % of the Company’s total equity interests, calculated as follows:

𝐴+𝐵+𝐶
𝐵+𝐶+𝐷+𝐸+𝐹+𝐺

Where:

A = the number of outstanding Ordinary Shares of the Company held by TZE as of the Date of Issuance;

B = the number of Ordinary Shares that have been issued to the Holder under this Warrant and pursuant to the A&R Option Agreement prior to the time of determination;

C = the number of Ordinary Shares issuable to the Holder in connection with the occurrence of such Exercisability Event under the Warrant in order that the Holder would hold 23.53% of the Company’s outstanding Ordinary Shares immediately after the issuance of Ordinary Shares as a result of such Exercisability Event;

D = the aggregate number of the Conversion Shares and Optional Exchange Shares that have been issued to holders of Second Lien Notes in connection with previous Exercisability Events (which, for the avoidance of doubt, shall not include any Ordinary Shares that have been issued and/or will be issued in connection with such Exercisability Event);

E = the aggregate number of Conversion Shares or Optional Exchanges Shares that have been issued and/or will be issued to holders of Second Lien Notes in connection with such Exercisability Event;

F = the aggregate number of Ordinary Shares that have been issued to the holders of 2025 Notes prior to the time of determination in connection with the conversion of 2025 Notes; and

G = the number of outstanding Ordinary Shares of the Company as of the Date of Issuance.

“Rule 144” means Rule 144 under the Securities Act.

“Sanctioned Person” means an individual or entity (“person”) (a) is the subject of any sanctions administered or enforced by the United States Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”)), the United Nations Security Council, the European Union, His Majesty’s Treasury, or other applicable sanctions authority (collectively, “Sanctions”) or (b) is located, organized or resident in a country or territory that is (x) the subject of comprehensive Sanctions (as of the date hereof, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic) or (y) Afghanistan, Belarus, Russia or the Kherson or Zaporizhzhia regions of Ukraine, or (c) any person owned or controlled by any such person or persons described in clauses (a) and (b).

“Second Lien Notes” means the Convertible Second Lien Senior Secured Notes due 2028 of the Company issued pursuant to the Second Lien Notes Indenture. The Second Lien Notes shall include both the Tranche A 4.0% Cash/5.5% PIK Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Second Lien Notes”) and the Tranche B Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Second Lien Notes”).

“Second Lien Notes Indenture” means the indenture dated as of the date hereof entered into among the Company, the Guarantors named therein, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee, and Rizal Commercial Banking Corporation—Trust and Investment Group, as Philippine Supplemental Collateral Trustee in relation to the Second Lien Notes, as may be amended and supplemented from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“SFA” means the Securities and Futures Act 2001 of Singapore, as amended.

“Termination Time” means the later of (A) the Forward Purchase Closing and (B) five (5) Business Days following the delivery to the Holder of the Exercisability Notice with respect to the occurrence of the Optional Exchange Event.

“Trading Day” means any day on which the Ordinary Shares are traded for any period on NASDAQ, or on the principal United States securities exchange or market on which the Ordinary Shares are then being traded; provided, however, that during any period in which the Ordinary Shares are not listed or quoted on NASDAQ, or any other United States securities exchange or market, the term “Trading Day” shall mean any Business Day.

2.	Exercise.

(a) Manner of Exercise. During the Term, upon the occurrence of any Exercisability Event, this Warrant may be Exercised as to all or any lesser number of whole Ordinary Shares not exceeding the number of the Relevant Ordinary Shares (for purposes of clarification, including any Relevant Ordinary Shares for which this Warrant was eligible to be, but was not, Exercised upon the occurrence of any previous Exercisability Event) (the “Exercise Shares”) at the Holder’s election by the Holder delivering to the Company (by electronic mail in accordance with Section 14 below) the Exercise Form attached hereto as Exhibit A (the “Exercise Form”) duly completed and executed, and the applicable Exercise Price (as defined below), which may be satisfied, at the option of the Holder, by a Cash Exercise or a Cashless Exercise (as each is defined below), for each Ordinary Share as to which this Warrant is exercised (any such exercise of the Warrant being hereinafter called an “Exercise” of this Warrant). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder, nor shall any ink-original signature or medallion guarantee (or other type of guarantee or notarization) with respect to any Exercise Form be required.

(b) Date of Exercise. The “Date of Exercise” of the Warrant shall be defined as the later of the date that (i) the Exercise Form attached hereto as Exhibit A, completed and executed, is delivered to the Company in accordance with Section 1.1(a), and (ii) the payment of the Exercise Price for the number of Exercise Shares as to which this Warrant is being exercised (which may take the form of a Cashless Exercise if so indicated in the Exercise Notice pursuant to Section 3 below). Upon delivery of the last of the items required in the definition of “Date of Exercise,” the Holder shall be deemed for all corporate purposes to have become the holder of record of the Exercise Shares with respect to which this Warrant has been Exercised, irrespective of the date such Exercise Shares are credited to the Holder’s or its designee’s Depository Trust Company (“DTC”) account or the date of delivery of the certificates evidencing such Exercise Shares, as the case may be. The Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Exercise Shares available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within three Trading Days following the date the final Exercise Form is delivered to the Company. Execution and delivery of an Exercise Form with respect to a partial Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Exercise Shares. The Holder and the Company shall maintain records showing the number of Exercise Shares purchased and the remaining number of Exercise Shares. The Holder and any assignee of the Holder, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Exercise Shares hereunder, the number of Exercise Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(c) Delivery of Ordinary Shares Upon Exercise. Within (i) three (3) Trading Days, if the Holder elects to have the relevant Exercise Shares credited to its or its designee’s DTC account, or (ii) ten (10) Trading Days, if the Holder elects to receive certificates evidencing such Exercise Shares, as the case may be, after any Date of Exercise (the “Delivery Period”), the Company shall issue and deliver (or cause its transfer agent (the “Transfer Agent”) to issue and deliver) in accordance with the terms hereof to, or upon the order of, the Holder the Exercise Shares. Upon the Exercise of this Warrant or any part hereof, the Company shall, at its own cost and expense, take all necessary action to assure that the Transfer Agent shall transmit to the Holder in accordance with this Section 1.1(c) the number of Ordinary Shares issuable upon such Exercise.

(d) Delivery Failure. Subject to Section 3(b), in addition to any other remedies which may be available to the Holder, in the event that the Company fails for any reason to effect delivery of the applicable Exercise Shares by the end of the Delivery Period (a “Delivery Failure”), the Holder will be entitled to revoke all or part of the relevant Exercise by delivery of a notice to such effect to the Company, whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation.

(e) Legends.

(i) Restrictive Legend. The Holder understands that, until such time as this Warrant and the Exercise Shares have been registered under the Securities Act or otherwise may be sold pursuant to Rule 144 or an exemption from registration under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, this Warrant and the Exercise Shares, as applicable, may bear a restrictive legend in substantially the following form (and a stop-transfer order consistent therewith may be placed against transfer of such shares):

“THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT ONLY:

(A) TO THE COMPANY, ITS PARENT OR ANY SUBSIDIARY THEREOF;

(B) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT;

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT;

(D) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT,

BEFORE THE REGISTRATION OF ANY SALE OR TRANSFER IN ACCORDANCE WITH (C), (D) OR (E) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATES OR OTHER DOCUMENTATION OR EVIDENCE AS THEY MAY REASONABLY REQUIRE IN ORDER TO DETERMINE THAT THE PROPOSED SALE OR TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.”

“THIS WARRANT HAS NOT BEEN AND WILL NOT BE LODGED OR REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. ACCORDINGLY, THIS WARRANT AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THIS WARRANT MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THIS WARRANT BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SECURITIES AND FUTURES ACT 2001 OF SINGAPORE (THE “SFA”), (II) TO A RELEVANT PERSON PURSUANT TO SECTION 275(1), OR ANY PERSON PURSUANT TO SECTION 275(1A), AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA, OR (III) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA, IN EACH CASE SUBJECT TO COMPLIANCE WITH THE CONDITIONS SET FORTH IN THE SFA, INCLUDING APPLICABLE RESALE OR TRANSFER RESTRICTIONS UNDER THE SFA.”

(ii) Removal of Restrictive Legends. Before the registration of any sale or transfer of this Warrant or any Exercise Shares in accordance with an effective registration statement relating to the resale of the Warrant and/or any Exercise Shares, the Company reserves the right to require the delivery of such certificates or other documentation or evidence as it may reasonably require in order to determine that the proposed sale or transfer is being made in compliance with the Securities Act and applicable state securities laws.

(iii) Representations. The Holder acknowledges and agrees that (i) the consideration for the Warrant is no less than S$200,000 (or its equivalent in a foreign currency) which shall be paid for in cash or by exchange of securities, securities-based derivatives contracts or other assets, (ii) it is not purchasing the Warrant with a view to all or any of such Warrant being subsequently offered for sale to another person, and (iii) this document has not been and no document or material will be lodged or registered as a prospectus with the Monetary Authority of Singapore.

(f) Cancellation of Warrant. This Warrant shall be canceled upon the full Exercise of this Warrant. If this Warrant is not Exercised in full, then as soon as practical after any Date of Exercise, the Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing the unexercised portion of this Warrant (in addition to the Ordinary Shares issuable upon such Exercise); provided, however, as set forth in Section 1.1(b), the Holder shall not be required to physically surrender this Warrant if the Warrant is not Exercised in full.

(g) Holder of Record. Each person in whose name any Warrant for Ordinary Shares is issued shall, for all purposes, be deemed to be the holder of record of such shares on the Date of Exercise, irrespective of the date of delivery of the Ordinary Shares purchased upon the Exercise of this Warrant.

(h) Delivery of Electronic Shares. In lieu of delivering physical certificates representing the Exercise Shares or legend removal, upon written request of the Holder, the Company shall cause its Transfer Agent to electronically transmit Exercise Shares to the Holder by crediting the account of the Holder’s prime broker with DTC through its Deposit/Withdrawal at Custodian (DWAC) system. The time periods for delivery and penalties described herein shall apply to the electronic transmittals described herein. Any delivery not effected by electronic transmission shall be effected by delivery of physical certificates.

(i) Certain Government Submissions. If the Holder determines that, in connection with any exercise of this Warrant, it and the Company are required to file premerger notification reports with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”) and observe the Waiting Period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations promulgated thereunder (collectively, the “HSR Act”), or to seek approval under applicable law from any other U.S. or foreign governmental authority for the issuance of Ordinary Shares to the Holder upon such exercise, (a) the Company agrees to (i) cooperate with the Holder in the Holder’s preparing and making any such submission or application for approval and any responses to inquiries of the FTC and DOJ or such other governmental authority; and (ii) prepare and make any submission or application required to be filed by the Company under the HSR Act or such other applicable law and respond to inquiries of the FTC and DOJ or such other governmental authority in connection therewith, and (b) the Holder agrees to not exercise any portion of this Warrant as to which HSR Approval or such other governmental approval is required prior to the receipt of HSR Approval or such other required governmental approval. The Company shall bear, or reimburse the Holder for, any necessary filing fees and all of the Holder’s reasonable costs and expenses in connection with such submission, including any of its attorneys’ fees associated therewith.

(j) Taxes. The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from the execution or delivery of, or the Company’s performance of this Agreement; provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer and the issuance and delivery of any Ordinary Shares in a name other than that of the initial Holder.

3.	Payment of Warrant Exercise Price for Cash Exercise or Cashless Exercise.

(a) Exercise Price. The exercise price shall initially equal $0.01 per share, subject to adjustment pursuant to the terms hereof (as so adjusted, the “Exercise Price”), including but not limited to Section 5 below.

Payment of the Exercise Price may be made by any of the following, or a combination thereof, at the election of the Holder:

(i) Cash Exercise: The Holder may pay all or any portion of the Exercise Price in cash, bank or cashier’s check or wire transfer (a “Cash Exercise”); or

(ii) Cashless Exercise: In lieu of paying all or any portion of the Exercise Price in cash, the Holder, at its option, may exercise this Warrant (in whole or in part) on a cashless basis by making appropriate notation on the applicable Exercise Form in which event the Company shall issue to the Holder a number of Ordinary Shares computed using the following formula (a “Cashless Exercise”):

X = Y [(A-B)/A]

where: X = the number of Ordinary Shares to be issued to the Holder.

Y = the number of Ordinary Shares for which this Warrant is being Exercised.

A = the Market Price of one Ordinary Share (for purposes of this Section 1.1(a)(ii)), where “Market Price,” as of any date, means the arithmetic average of the VWAP of the Company’s Ordinary Shares on each of the ten (10) consecutive Trading Days immediately preceding the Date of Exercise, or other date in question, as applicable.

B = the Exercise Price.

As used herein, the “VWAP” means, for any Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page identified by “MAXN” (or such other ticker symbol for such Ordinary Shares) appended by the suffix “<EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume- weighted average price is unavailable, the market value of one Ordinary Share on such Trading Day, reasonably determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company. The VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

For purposes of Rule 144 and subsection (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Ordinary Shares issuable upon Exercise of this Warrant in a Cashless Exercise shall be deemed to have been acquired, and the holding period thereof shall be deemed to have commenced, at the time this Warrant was issued. As provided in Section 1.1(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(b) Dispute Resolution. In the case of a dispute as to the determination of the closing price or the VWAP of the Company’s Ordinary Shares, the Company shall submit the disputed determinations or arithmetic calculations via electronic mail within two Trading Days of receipt, or deemed receipt, of the Exercise Form, or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Trading Days, submit via electronic mail the disputed determination of the closing price or the VWAP of the Company’s Ordinary Shares to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld. The Company shall use its reasonable best efforts to cause the investment bank to perform the determinations or calculations and notify the Company and the Holder of the results no later than five Trading Days from the time it receives the disputed determinations or calculations. Such investment bank’s determination shall be binding upon all parties absent demonstrable error, and the Company and Holder shall each pay one half of the fees and costs of such investment bank.

For the avoidance of doubt, in the event that a dispute referred to in this Section 3(b) occurs and is continuing, the Company may suspend its obligations to issue and deliver any Exercise Share within the relevant Delivery Period pursuant to Section 2(c). If so suspended, the Company shall resume performing such obligations to issue and deliver the relevant Exercise Shares within the relevant Delivery Period starting from the date that a binding resolution of such dispute is reached in accordance with Section 3(b) (such date, the “Resolution Date”), as if such date is the relevant Date of Exercise for the purpose of calculating the relevant Delivery Period. Notwithstanding the existence of a dispute contemplated by this paragraph, if requested by the Holder, the Company shall issue to the Holder the Exercise Shares, if any, that are not in dispute in accordance with the terms hereof.

4.	Transfer and Registration.

(a) Transfer Rights. Subject to the provisions of Section 8, this Warrant may be transferred on the books of the Company, in whole or in part, upon surrender of this Warrant properly completed and endorsed. Subject to the provisions of Section 8, this Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and the Holder shall be entitled to receive a new Warrant as to the portion hereof retained, if any.

(b) Registrable Securities. The Ordinary Shares issuable upon Exercise of this Warrant entitles the Holder (and applicable assignees or transferees of this Warrant and/or Ordinary Shares issuable upon Exercise of this Warrant) to registration and other rights in respect of the Ordinary Shares issuable upon Exercise of this Warrant pursuant to the A&R Registration Rights Agreement.

5.	Adjustments Upon Certain Events.

(a) Recapitalization or Reclassification. If, following the Date of Issuance, the Company shall at any time effect any subdivision of outstanding Ordinary Shares (by any share split, share dividend, recapitalization or otherwise), combination of outstanding Ordinary Shares (by consolidation, combination, reverse share split or otherwise), reclassification or other similar transaction of such character that Ordinary Shares shall be changed into or become exchangeable for a larger or smaller number of shares (a “Share Event”), then upon the effective date thereof, (i) the number of Ordinary Shares which the Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Ordinary Shares by reason of such Share Event, and (ii) in the case of an increase in the number of shares, the Exercise Price shall be proportionally decreased. The Company shall give the Holder the same notice it provides to holders of Ordinary Shares of any transaction described in this Section 5(a).

(b) Fundamental Transaction. If, at any time while this Warrant is outstanding, the Company effects a Fundamental Transaction, then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise in full of this Warrant (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 3(ii) above or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this Section 5(b) shall similarly apply to subsequent transactions analogous of a Fundamental Transaction type.

(c) Exercise Price Adjusted. As used in this Warrant, the term “Exercise Price” shall mean the purchase price per share specified in Section 3(a) of this Warrant, until the occurrence of an event resulting in an adjustment to the Exercise Price as stated in this Section 5 or otherwise set forth in this Warrant, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of this Section 5. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price.

(d) Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5 or otherwise, the Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Ordinary Shares) then, wherever appropriate, all references herein to Ordinary Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

(e) Notice of Adjustments. Whenever the Exercise Price and/or number or type of securities issuable upon Exercise is adjusted pursuant to the terms of this Warrant, the Company shall promptly deliver to the Holder a notice (an “Exercise Price Adjustment Notice”) setting forth the Exercise Price and/or number or type of securities issuable upon Exercise after such adjustment and setting forth a statement of the facts requiring such adjustment. The Company shall, upon the written request at any time of the Holder, furnish to the Holder a like Warrant setting forth (i) such adjustment or readjustment, (ii) the Exercise Price at the time in effect and (iii) the number of Ordinary Shares and the amount, if any, of other securities or property which at the time would be received upon Exercise of the Warrant. For purposes of clarification, whether or not the Company provides an Exercise Price Adjustment Notice pursuant to this Section 5(e), upon the occurrence of any event that leads to an adjustment of the Exercise Price, the Holder shall be entitled to receive a number of Exercise Shares based upon the new Exercise Price, as adjusted, for exercises occurring on or after the date of such adjustment, regardless of whether the Holder accurately refers to the then-current Exercise Price in the Exercise Form.

(f) Choice of Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then Holder shall be given the same choice as to the type of consideration it receives upon any Exercise of this Warrant in connection with such Fundamental Transaction.

6.	Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, the Holder may purchase only a whole number of Ordinary Shares. If, on Exercise of this Warrant, the Holder would be entitled to a fractional share of Ordinary Shares or a right to acquire a fractional share of Ordinary Shares, such fractional share shall be disregarded and the number of Ordinary Shares issuable upon Exercise shall be the next higher whole number of shares.

7.	Ordinary Shares issued at the exercise of the Warrant.

All Ordinary Shares (or other securities substituted therefor as provided herein above) to be issued upon the exercise of all or any portion of the Warrant, shall be duly and validly issued, fully paid and not subject to preemptive rights, rights of first refusal or similar rights of any Person. The Company covenants and agrees that all Ordinary Shares issuable upon Exercise of this Warrant shall be approved for listing on NASDAQ, or, if that is not the principal trading market for the Ordinary Shares, such principal market on which the Ordinary Shares are traded or listed. The Company shall use commercially reasonable efforts to take all such actions as may be necessary to assure that all Ordinary Shares issuable upon Exercise may be so issued without violating the Company’s governing documents, any requirement of law or any requirement of NASDAQ or any other national securities exchange upon which the Ordinary Shares may be listed.

8.	Restrictions on Transfer.

(a) Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Regulation D and exempt from state registration or qualification under applicable state securities (or “blue sky”) laws and under Section 275(1A), of the SFA and in accordance with the conditions specified in Section 275 of the SFA. None of the Warrant or the Exercise Shares may be transferred, sold or assigned except (i) in compliance with the applicable resale and transfer restrictions specified in the SFA, including Section 276, (ii) to the Company, its parent or any subsidiary thereof, (iii) pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws.

(b) Assignment. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. Subject to Section 1.1(a), the Holder may sell, transfer, assign, pledge, or otherwise dispose of this Warrant, in whole or in part, provided that the Holder shall not sell, transfer, assign, pledge, or otherwise dispose of this Warrant, in whole or in part to a Sanctioned Person. The Holder shall deliver a written notice to the Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the Person or Persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee. Subject to the last two sentences of this paragraph, the Company shall effect the assignment within three Trading Days (the “Transfer Delivery Period”), and shall deliver to the assignee(s) designated by the Holder a Warrant or Warrants of like tenor and terms entitling the assignee(s) to purchase the appropriate number of shares. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three Trading Days of the date on which the Holder delivers an Assignment form to the Company assigning this Warrant in full. Notwithstanding anything herein to the contrary, this Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Exercise Shares immediately upon effectiveness of such assignment without having a new Warrant issued.

9.	Non-circumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its constitutional documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the exercise of this Warrant.

10.	Benefits of this Warrant.

Nothing in this Warrant shall be construed to confer upon any person other than the Company and the Holder any legal or equitable right, remedy or claim under this Warrant, and this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

11.	No Rights as a Shareholder.

Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, or otherwise, prior to the issuance to the Holder of the Exercise Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

12.	Governing Law; Process Agents.

This Agreement and all matters concerning the construction, validity, enforcement and interpretation hereof or otherwise relating hereto shall be governed by and construed in accordance with the internal laws of the State of New York. Each party agrees that all legal proceedings concerning the interpretation, enforcement or defense of the transactions contemplated by this Agreement or otherwise arising hereunder or relating hereto (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, borough of Manhattan. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. THE PARTIES HEREBY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, THIS AGREEMENT AND ANY TRANSACTIONS CONTEMPLATED. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

The Company hereby agrees to irrevocably designate and appoint Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “Company Process Agent”) on or before the date of this Warrant in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Company Process Agent and such service shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

The Holder hereby agrees to irrevocably designate and appoint Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “Holder Process Agent”) on or before the date of this Agreement in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Holder Process Agent and such service shall be deemed in every respect effective service of process upon the Holder in any such suit or proceeding. The Holder waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Holder represents and warrants that such agent has agreed to act as the Holder’s agent for service of process, as the case may be, and the Holder agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

13.	Loss of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

14.	Notice or Demands.

Except as otherwise provided herein, notices or demands pursuant to this Warrant, including, without limitation, an Exercise Form, shall be given in writing, (i) if delivered (a) from within the domestic United States, by U.S. Postal Service priority registered or certified airmail, or nationally recognized overnight express courier, postage prepaid or electronic mail or (b) from outside the United States, by International Federal Express or electronic mail, and (ii) will be deemed given (a) if delivered by U.S. Postal Service priority registered or certified mail domestic, three Business Days after so mailed, (b) if delivered by nationally recognized overnight carrier, one Business Day after so mailed, (c) if delivered by International Federal Express, two Business Days after so mailed, and (d) at the time of transmission, if delivered by electronic mail to the email address specified in this Section 14 prior to 5:00 p.m. (New York time) on a Trading Day, and will be delivered and addressed as follows:

If to the Company:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Lindsey Wiedmann, Chief Legal Officer

Email: lindsey.wiedmann@maxeon.com

with copies (which shall not constitute notice) to:

White & Case

16th floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Jessica Zhou; Kaya Proudian

Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

If to the Holder:

Zhonghuan Singapore Investment and Development Pte. Ltd.

c/o TCL Zhonghuan Renewable Energy Technology Co., Ltd.

No. 10 South Haitai Road, Huayuan Industrial Park,

Xiqing District, Tianjin, China 300384

Attention: REN Wei (Head of Investment Dept.); XIA Leon (Head of Legal Dept.)

Email: renwei@tjsemi.com; leon.xia@tjsemi.com

Tel +86 22 23789766

Fax: +86 22 23788321

with copies (which shall not constitute notice) to:

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Attention: Chris Guhin; Jeff Lowenthal

Email: chrisguhin@paulhastings.com; jefflowenthal@paulhastings.com or at such other address or other contact information delivered by the Holder to Company from time to time or as is on the books and records of the Company.

15.	Amendment; Waiver.

This Warrant and all other Warrants outstanding as of the date of any required consent, amendment or waiver may be amended and provisions hereof may be waived and any other required approvals or consents obtained, only by written consent of the Company and the Holder.

16.	Construction.

Unless the context otherwise requires, (a) all references to Articles, Sections, Schedules or Exhibits are to Articles, Sections, Schedules or Exhibits contained in or attached to this Warrant, (b) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (c) the use of the word “including” in this Warrant shall be by way of example rather than limitation.

17.	Signatures.

An electronic signature (including a “.pdf” or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) to this Warrant shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such electronic (including “.pdf”) signature page were an original thereof. At the request of any party, each other party shall promptly re-execute an original form of this Warrant or any amendment hereto and deliver the same to the other party. No party hereto shall raise the use of an electronic signature to this Warrant or any amendment hereto or the fact that such signature was transmitted or communicated through the use of e-mail delivery as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the twentieth (20th) day of June, 2024.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
Print Name:	Kai Strohbecke
Title:	Authorized Signatory

EXHIBIT A

EXERCISE FORM FOR WARRANT

TO: [        ]

CHECK THE APPLICABLE BOX:

Cash Exercise or Cashless Exercise

☐	The undersigned hereby irrevocably exercises Warrant Number ___________ (the “Warrant”) with respect to [___________] Ordinary Shares (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”).

[IF APPLICABLE: The undersigned is delivering $___________ as payment of the Exercise Price.]

☐	This undersigned is exercising the Warrant with respect to [___________] Ordinary Shares pursuant to a Cashless Exercise, and is deemed to have made payment of the Exercise Price with respect to such shares in full, all in accordance with the conditions and provisions of the Warrant applicable to such Cashless Exercise.

Delivery of Exercise Shares

The undersigned requests that the Ordinary Shares issued pursuant to the terms of Warrant and this Exercise Form to be:

☐	credited to the undersigned’s, or its designee’s, DTC account (account number: [___________]); or

☐	in case of the certificates evidencing such Ordinary Shares, delivered to the undersigned’s address at the address set forth below.

1.	If requested by the undersigned, a warrant representing any unexercised portion hereof be issued, pursuant to the Warrant in the name of the undersigned and delivered to the undersigned at the address set forth below.

2.	Capitalized terms used but not otherwise defined in this Exercise Form shall have the meaning ascribed thereto in the Warrant.

Dated:

Signature

Print Name

Address

NOTICE

The signature to the foregoing Exercise Form must correspond to the name as written upon the face of the attached Warrant.

EXHIBIT B

ASSIGNMENT

(To be executed by the registered holder
desiring to transfer the Warrant)

FOR VALUE RECEIVED, the undersigned holder of the attached warrant (the “Warrant”) hereby sells, assigns and transfers unto the person or persons below named (the “Transferee”) the right to purchase ___________ Ordinary Shares of Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), evidenced by the attached Warrant and does hereby irrevocably constitute and appoint ___________ attorney to transfer the said Warrant on the books of the Company, with full power of substitution in the premises. The undersigned holder of the Warrant hereby represents and warrants to the Company that the Transferee is not a Sanctioned Person (as defined in the Warrant).

Dated:_______________

Signature

Fill in for new registration of Warrant:

Name

Address

Please print name and address of assignee (including zip code number)

NOTICE

The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant.